SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Novagen Ingenium Inc

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

66988L100

(CUSIP Number)

Novagen Ingenium Inc

9120 Double Diamond Pkwy Ste 2227,

Reno, Nevada 89521

(310) 994-7988

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D

CUSIP No. 66988L100

1) Name of Reporting Person:

Twenty Second Trust

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6) Citizenship Or Place Of Organization

Washington

	(7)	Sole Voting Power
		27,047,600
Number of
Shares
Beneficially	(8)	Shared Voting Power
Owned		Nil
By Each
Reporting
Person With	(9)	Sole Dispositive Power
		27,047,600

	(10)	Shared Dispositive Power
		Nil

11) Aggregate Amount Beneficially Owned by Each Reporting Person

27,047,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13) Percent of Class Represented by Amount in Row 11

55.8% (1)

14) Type of Reporting Person
OO

(1) Based on 48,510,910 shares of common stock issued and outstanding as of the date of this report.

Explanatory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “ SEC ”) on December 28, 2011 (the “ Schedule 13D ”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged. This Amendment is being filed by the Reporting Persons to report a decrease in their beneficial ownership of the Common Stock by more than one percent (1%) of the outstanding Common Stock since it filed the Schedule 13D

(Page 2 of 5 Pages)

Schedule 13D

CUSIP No. 66988L100

1) Name of Reporting Person:

Tamara Nugent, as trustee for Twenty Second Trust

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6) Citizenship Or Place Of Organization

Australia

	(7)	Sole Voting Power
		27,047,600
Number of
Shares
Beneficially	(8)	Shared Voting Power
Owned		Nil
By Each
Reporting
Person With	(9)	Sole Dispositive Power
		27,047,600

	(10)	Shared Dispositive Power
		Nil

11) Aggregate Amount Beneficially Owned by Each Reporting Person

27,047,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13) Percent of Class Represented by Amount in Row 11

55.8% (1)

14) Type of Reporting Person

OO

(1) Based on 48,510,901 shares of common stock issued and outstanding as of the date of this report.

Explanatory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “ SEC ”) on December 28, 2011 (the “ Schedule 13D ”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged. This Amendment is being filed by the Reporting Persons to report a decrease in their beneficial ownership of the Common Stock by more than one percent (1%) of the outstanding Common Stock since it filed the Schedule 13D

(Page 3 of 5 Pages)

Item 1.  Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the common stock, par value $.0001 (the “Common Stock”), of Novagen Ingenium Inc, a Nevada corporation (the “Issuer”).  The address of the Issuer’s current principal executive offices is 9120 Double Diamond Pkwy Ste 2227, Reno, Nevada 89521.

Item 2.  Identity & Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Twenty Second Trust, a trust organized under the laws of the State of Washington, to conduct any lawful business, including but not limited to investing in the Issuer; and Tamara Nugent, an independent businessperson and a U.S. citizen, who is the sole trustee of Twenty Second Trust (the “Reporting Persons”). The principal business address of the Reporting Persons is 2/8 Centreview Drive, Biggera Waters, Queensland, Australia 4216.

During the previous five (5) years, Ms. Nugent has not been: (1) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction that resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

All shares of Common Stock were purchased using funds held in trust by Micheal Nugent, who was then the trustee for Twenty Second Trust. On January 16, 2014, Mr. Nugent was replaced by Ms. Nugent as trustee for Twenty Second Trust.

Item 4.      Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Twenty Second Trust and Micheal Nugent, as then trustee for Twenty Second Trust,acquired the shares of Common Stock for the express purpose of obtaining control over the Issuer and managing the future business affairs of the Issuer. On December 7, 2012, Mr. Nugent and another individual designated by Mr. Nugent were appointed to serve as members of the Issuer’s board of directors until the next annual meeting of stockholders.

On January 16, 2014, Mr. Nugent was replaced by Ms. Nugent as trustee for Twenty Second Trust.

On January 26, 2015, the Reporting Persons sold 2,250,000 shares of Common Stock through a private transaction to an unrelated person for a purchase price of $450,000 ($0.20 per share).

Subject to the availability of Common Stock at prices deemed favorable by the Reporting Persons, their liquidity, the financial condition and results of operations of the Issuer, and general economic and market conditions prevailing at the time, the Reporting Persons reserve the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Except as noted in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. The Reporting Persons retain the right to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of the Issuer’s securities and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

(Page 4 of 5 Pages)

Item 5.      Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	The aggregate number and percentage of shares of common stock of the Issuer beneficially owned by the Reporting Persons is 27,047,600 shares, or 55.8% of the outstanding common stock of the Issuer, based on 48,510,910 shares of Common Stock outstanding as of the date of this Schedule 13D.

(b)	Ms. Nugent has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 27,047,600 shares of Common Stock of the Issuer.

(c)	Other than as described in Items 3 and 4 above, neither of the Reporting Persons has been involved in any transaction in the shares of Common Stock of the Issuer in the past 60 days.

(d)	No person, other than Ms. Nugent, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 27,047,600 shares of Common Stock of the Issuer.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as described elsewhere in this Schedule 13-D, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 2015

/s/ Tamara Nugent
Tamara Nugent, as trustee for Twenty Second Trust

(Page 5 of 5 Pages)